UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G 101 (Common Stock)

(CUSIP Number)

Brandon C. Bentley

InterPrivate Acquisition Management II, LLC

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

(212) 920-0125

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37427G 101	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterPrivate Acquisition Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,906,980
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,906,980
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,906,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	12.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37427G 101	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ahmed Fattouh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,906,980
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,906,980
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,906,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	12.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37427G 101	Page 4 of 8

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Getaround, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Green Street, San Francisco, California, 94111. This Statement serves as an amendment to the Schedule 13G filed by the Reporting Persons (as defined below) on February 3, 2022.

Item 2. Identity and Background.

(a)	This Statement is being jointly filed by Ahmed Fattouh and InterPrivate II Acquisition Corp. (the “Sponsor,” and together with Mr. Fattouh, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The securities held by the Reporting Persons are held directly by the Sponsor. InterPrivate Capital LLC is the managing member of the Sponsor, and Ahmed Fattouh is the managing member of InterPrivate Capital LLC. Ahmed Fattouh has sole voting and investment discretion with respect to the securities held of record by the Sponsor. The business address of each of the Reporting Persons is 1350 Avenue of the Americas, 2nd Floor, New York, New York 10019.

(b)	The present principal business of the Sponsor is to hold the securities of the Issuer, as described in this Statement. Mr. Fattouh’s present principal occupation is to serve as the chief executive officer of InterPrivate LLC, a private investment firm with a business address of 1350 Avenue of the Americas, 2nd Floor, New York, New York 10019. Mr. Fattouh is on the board of directors of the Issuer.

(c)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Sponsor is organized under the laws of Delaware and Mr. Fattouh is a citizen of the United States.

CUSIP No. 37427G 101	Page 5 of 8

Item 3. Source and Amount of Funds or Other Consideration.

On December 8, 2022 (the “Closing Date”), InterPrivate II Acquisition Corp., the Issuer’s predecessor company (“InterPrivate II”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Agreement and Plan of Merger, dated May 11, 2022 (as amended, the “Merger Agreement”), by and among InterPrivate II, TMPST Merger Sub I Inc., a Delaware corporation and a wholly owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Getaround, Inc., a Delaware corporation (“Getaround”), pursuant to which First Merger Sub merged with and into Getaround (the “First Merger”), with Getaround being the surviving corporation of the First Merger, and immediately following the First Merger, Getaround merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger as a wholly owned subsidiary of InterPrivate II.  The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from “InterPrivate II Acquisition Corp.” to “Getaround, Inc.”

In connection with the Closing, the 6,348,750 shares of Class B Common Stock of InterPrivate II (“Founder Shares”) held by the Sponsor were automatically converted into 6,348,750 shares of Common Stock. In addition, in connection with the Closing, and pursuant to the terms of the Merger Agreement and the Escrow Shares Allocation Agreement, as amended (as described in the Current Report on Form 8-K filed by the Issuer on December 14, 2022 (the “Form 8-K”)), the Issuer issued 1,908,230 shares of its Common Stock to the Sponsor as Bonus Shares (as described in the Form 8-K), for no consideration. The Sponsor transferred 200,000 Bonus Shares to Braemar Energy Ventures III, L.P. (“Braemar”) pursuant to a stock transfer agreement dated October 31, 2022 (the “Stock Transfer Agreement”) promptly following the Closing, and after the allocation of the Bonus Shares, as an inducement for Braemar to purchase a subordinated promissory note from Getaround in the aggregate principal amount of $2.0 million, which Braemar purchased in October 2022. A copy of the Escrow Shares Allocation Agreement, Amendment No. 1 to the Escrow Shares Allocation Agreement and the Stock Transfer Agreement are included with this Statement as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Also, in connection with the Closing, warrants to purchase an aggregate of 3,850,000 shares of Common Stock that the Sponsor had previously acquired in connection with the Issuer’s initial public offering will become exercisable on January 7, 2023.

Item 4. Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 37427G 101	Page 6 of 8

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The aggregate number of shares of Common Stock to which this Statement relates is 11,906,980 shares, representing approximately 12.4%. This amount includes (i) 8,056,980 shares of Common Stock held directly by the Sponsor and (ii) 3,850,000 shares of Common Stock underlying warrants held directly by the Sponsor that will become exercisable on January 7, 2023. InterPrivate Capital LLC is the managing member of the Sponsor, and Ahmed Fattouh is the managing member of InterPrivate Capital LLC. Mr. Fattouh has sole voting and investment discretion with respect to the shares held of record by the Sponsor. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Mr. Fattouh. Each Reporting Person has sole voting and dispositive power with respect to the securities deemed to be beneficially owned by such Reporting Person.

The percentage is calculated based on 92,085,974 shares of Common Stock deemed to be outstanding as of December 8, 2022, as reported on the Form 8-K.

(c)	The information set forth in Item 3 of this Statement is incorporated by reference herein.

(d)	Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons and the members of the Sponsor have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On the Closing, the Sponsor entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and certain stockholders of Getaround and other parties thereto. In accordance with the terms of the Registration Rights Agreement, subject to certain exceptions, the Sponsor may not transfer any Founder Shares, including the Common Stock received upon conversion of the Founder Shares, as follows: (i) with respect to 50% of such shares, for a period ending on the earlier of December 8, 2023 and the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Business Combination and (ii) with respect to the remaining 50% of such shares, for a period ending on December 8, 2023, or earlier if, subsequent to the Closing, Getaround consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Getaround’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Issuer must file a resale registration statement with the SEC within 30 days after the Closing to register the resale of the shares of Common Stock held by the Sponsor, including the shares issuable upon exercise of the Private Warrants, and use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The Registration Rights Agreement also provides the Sponsor with up to three demand registration rights and “piggy-back” registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is included with this Statement as Exhibit 99.4 and is incorporated herein by reference.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

CUSIP No. 37427G 101	Page 7 of 8

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1 —	Escrow Shares Allocation Agreement, dated November 7, 2022, by and among InterPrivate II Acquisition Corp., InterPrivate Acquisition Management II, LLC, Getaround, Inc., EarlyBirdCapital, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-4 (File No. 333-266054), filed with the SEC on November 8, 2022).

Exhibit 99.2 —	Amendment No. 1 to Escrow Shares Allocation Agreement, dated December 8, 2022, by and among InterPrivate II Acquisition Corp., InterPrivate Acquisition Management II, LLC, Getaround, Inc., EarlyBirdCapital, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.3(a) of the Issuer’s Current Report on Form 8-K, filed with the SEC on December 14, 2022).

Exhibit 99.2 —	Stock Transfer Agreement, dated October 31, 2022, by and among InterPrivate II Acquisition Management II LLC and Braemar Energy Ventures III, LP (incorporated by reference to Exhibit 10.22 to the Issuer’s Statement on Form S-4 (File No. 333-266054), filed with the SEC on November 10, 2022).

Exhibit 99.4 —	Amended and Restated Registration Rights Agreement, dated December 8, 2022, by and among Getaround, Inc. and the other parties thereto. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on December 14, 2022).

Exhibit 99.5 —	Joint Filing Agreement among the Reporting Persons, dated December 19, 2022.

CUSIP No. 37427G 101	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022

/s/ Ahmed Fattouh
Ahmed Fattouh

INTERPRIVATE ACQUISITION MANAGEMENT II, LLC

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	Managing Member

[Signature Page to Schedule 13D]